Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of the disclosure letters that we filed on September 1, 2023 with the Philippine Stock Exchange, Inc., the Philippine Securities and Exchange Commission, and the Philippine Dealing & Exchange Corporation informing holders of outstanding shares of Common Stock of PLDT Inc. (the “Company”) who expect to receive the payment of the regular cash dividend declared by the Company on August 3, 2023 via Real Time Gross Settlement (RTGS) and PesoNet that the remittance of the cash dividend originally payable on September 1, 2023 has been moved to September 4, 2023. This is due to the suspension of work in government offices in the National Capital Region on September 1, 2023 per Memorandum Circular No. 30, Series of 2023 issued by the Office of the President of the Philippines.

September 1, 2023

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

Officer-in-Charge – Disclosure Department

Securities and Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention: Atty. Marie Rose M. Magallen-Lirio

Head – Issuer Compliance and Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, PLDT Inc. (the “Company”) hereby submits a copy of SEC Form 17-C to inform the holders of outstanding shares of Common Stock of the Company who expect to receive the payment of the regular cash dividend declared by the Company on August 3, 2023 via Real Time Gross Settlement (RTGS) and PesoNet that the remittance of the cash dividend payable today, September 1, 2023, has been moved to Monday, September 4, 2023. This is due to the suspension of work in government offices in the National Capital Region on September 1, 2023 per Memorandum Circular No. 30, Series of 2023 issued by the Office of the President of the Philippines.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,410 As of July 31, 2023	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
9/F MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	September 1, 2023
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793-00000

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8250-0254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11. Item 9 (Other Events)

We hereby inform the holders of outstanding shares of Common Stock of PLDT Inc. (the “Company”) who expect to receive the payment of the regular cash dividend declared by the Company on August 3, 2023 via Real Time Gross Settlement (RTGS) and PesoNet that the remittance of the cash dividend payable today, September 1, 2023, has been moved to Monday, September 4, 2023. This is due to the suspension of work in government offices in the National Capital Region on September 1, 2023 per Memorandum Circular No. 30, Series of 2023 issued by the Office of the President of the Philippines, a copy of which is attached herewith for immediate reference.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. martinez

Assistant Corporate Secretary

September 1, 2023

Office of the President

of the Philippines

Malacañang

MEMORANDUM CIRCULAR NO. 30

In view of the continuous rainfall brought about by the Southwest Monsoon, and Super Typhoons "Goring" and "Hanna," work in government offices and classes at all levels in the National Capital Region (NCR) are hereby suspended on 01 September 2023.

However, those agencies whose functions involve the delivery of basic and health services, preparedness/response to disasters and calamities, and/or the performance of other vital services shall continue with their operations and render the necessary services.

The suspension of work for private companies and offices is left to the discretion of their respective heads.

This Circular shall take effect immediately.

By authority of the President

/s/Lucas P.Bersamin

LUCAS P. BERSAMIN

Executive Secretary

Manila, August 31, 2023

Office of the President

MALACANANG RECORDS OFFICE

CERTIFIED COPY

ATTY. CONCEPCION ZENY E. FERROLINO-ENAD

DIRECTOR IV

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Mark David P. Martinez
Name	:	Mark David P. Martinez
Title	:	Assistant Corporate Secretary

Date: September 1, 2023